FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	GLOBAL PLASMA LEADERS COLLABORATE TO ACCELERATE DEVELOPMENT OF POTENTIAL COVID-19 HYPERIMMUNE THERAPY

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: April 6, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

GLOBAL PLASMA LEADERS COLLABORATE TO ACCELERATE DEVELOPMENT OF POTENTIAL COVID-19 HYPERIMMUNE THERAPY

•	Partnership brings together world-leading plasma companies to focus on developing and delivering a hyperimmune immunoglobulin in the global fight against COVID-19

Osaka, JAPAN, and King of Prussia, PA, USA – April 6, 2020 – Biotest, BPL, LFB, and Octapharma have joined an alliance formed by CSL Behring (ASX:CSL/USOTC:CSLLY) and Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) to develop a potential plasma-derived therapy for treating COVID-19. The alliance will begin immediately with the investigational development of one, unbranded anti-SARS-CoV-2 polyclonal hyperimmune immunoglobulin medicine with the potential to treat individuals with serious complications from COVID-19.

“Unprecedented times call for bold moves,” said Julie Kim, President of Plasma-Derived Therapies Business Unit, Takeda. “We collectively agree that by collaborating and bringing industry resources together, we could accelerate bringing a potential therapy to market as well as increase the potential supply. We invite companies and institutions focusing on plasma to support or join our alliance.”

“Leaders lead during uncertainty. There is no question that we are all experiencing the impact of COVID-19,” said Bill Mezzanotte, CSL Behring’s Executive Vice President and Head of Research and Development. “This effort aims to accelerate a reliable, scalable and sustainable option for caregivers to treat patients suffering from the impact of COVID-19. In addition to pooling industry resources, we will also collaborate with government and academic efforts as a single alliance whenever we can, including important activities like clinical trials. This will make it more efficient in these hectic times for these stakeholders as well.”

The collaboration will leverage leading-edge expertise and work that the companies already have underway. Experts from the alliance will begin collaborating across key aspects such as plasma collections, clinical trial development and manufacturing. Further companies and institutions may join the alliance as well.

Developing a hyperimmune will require plasma donation from many individuals who have fully recovered from COVID-19, and whose blood contains antibodies that can fight the novel coronavirus. Once collected, the “convalescent” plasma would then be transported to manufacturing facilities where it undergoes proprietary processing, including effective virus inactivation and removal processes, and then is purified into the product.

Individuals interested in donating plasma can visit the following link to find the nearest licensed plasma collection center to their location.
https://www.donatingplasma.org/donation/find-a-donor-center

About Biotest AG
Biotest is a provider of plasma proteins and biological drugs. The corporate offices are located in Dreieich (near Frankfurt), Germany. With a value-added chain that extends from pre-clinical and clinical development to worldwide sales, Biotest has specialized primarily in the areas of clinical immunology, hematology and intensive care medicine. Biotest develops and markets immunoglobulins, coagulation factors and albumin based on human blood plasma. Biotest owns and operates 22 plasma donation centers across Europe in Germany, Hungary and Czech Republic. Biotest has more than 1,800 employees worldwide. The ordinary and preference shares of Biotest AG are listed in the Prime Standard on the German stock exchange. For more information visit http://www.biotest.com.

About Bio Products Laboratory (BPL)
Recognising the power of plasma and with over 60 years heritage in the industry, BPL supplies high-quality plasma derived medicines to meet the needs of clinicians, patients and customers globally.  Headquartered in the United Kingdom and with plasma collection centres across the United States, we are dedicated to producing medicines for the treatment of immune deficiencies, bleeding disorders and infectious diseases as well for critical care.  BPL invests in the latest R&D, technology and manufacturing methods, and continuously adapts to ensure that we continue to serve all our stakeholders effectively.  For more information visit http://www.bplgroup.com.
About CSL Behring
CSL Behring is a global biotherapeutics leader driven by its promise to save lives. Focused on serving patients’ needs by using the latest technologies, we develop and deliver innovative therapies that are used to treat coagulation disorders, primary immune deficiencies, hereditary angioedema, inherited respiratory disease, and neurological disorders. The company’s products are also used in cardiac surgery, burn treatment and to prevent hemolytic disease of the newborn. CSL Behring operates one of the world’s largest plasma collection networks, CSL Plasma. The parent company, CSL Limited (ASX:CSL;USOTC:CSLLY), headquartered in Melbourne, Australia, employs more than 26,000 people, and delivers its life-saving therapies to people in more than 70 countries. For more information, visit www.cslbehring.com and for inspiring stories about the promise of biotechnology, visit Vita www.cslbehring.com/Vita.

About LFB
LFB is a bio-pharmaceutical group that develops, manufactures and markets plasma derived products and recombinant proteins for the treatment of patients with serious and often rare diseases. LFB was founded in 1994 in France and is among the leading European bio-pharmaceutical companies providing mainly hospital-based healthcare professionals, with blood-derived therapeutics with the vision to provide treatment options to patients in three major areas: immunology, haemostasis, and intensive care. LFB currently markets 15 products in more than 30 countries. www.groupe-lfb.com.

About Octapharma
Headquartered in Lachen, Switzerland, Octapharma is one of the largest human protein manufacturers in the world, developing and producing human proteins from human plasma and human cell lines. As a family-owned company, Octapharma believes in investing to make a difference in people’s lives and has been doing so since 1983; because it’s in our blood. At Octapharma, our passion drives us to provide new health solutions advancing human life. This is our vision. We thrive as an organisation in which people take ownership, have integrity, demonstrate grounded and confident leadership, drive sustainability, and are inspired by and eager to embrace entrepreneurship.

We employ more than 9,300 people worldwide to support the treatment of patients in 118 countries with products across three therapeutic areas: Hematology; Immunotherapy and Critical care.

Octapharma has seven R&D sites and six state-of-the-art manufacturing facilities in Austria, France, Germany, Mexico and Sweden, in addition to more than 140 plasma donation centres across Europe and the US. For more information visit: www.octapharma.com.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries. For more information, visit www.takeda.com.

This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this press release should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule.

Media Contacts:

FTI Consulting Robert Stanislaro Robert.Stanislaro@fticonsulting.com +1-646-421-9067	CSL Behring Natalie deVane Natalie.deVane@cslbehring.com +1-610-999-8756 Greg Healy Greg.Healy@CSLBehring.com +1-610-906-4564 Asia/PAC Media Jemimah Brennan Jemimah.Brennan@csl.com.au +61 412 635 483	Takeda Katie Joyce Katie.Joyce@Takeda.com +1-617-678-9730 Deborah Hibbett Deborah.Hibbett@Takeda.com +41 79 961 8464 Japanese Media Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095

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